NETSCOUT SYSTEMS, INC.

Moderator: Andrew Kramer

04-29-15/8:30 a m. ET

Confirmation # 19479493

Filed by NetScout Systems, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: NetScout Systems, Inc.

(Commission File No. 000-26251)

The following is a transcript of an earnings conference call and web cast hosted by NetScout Systems, Inc. on April 30, 2015.

NETSCOUT SYSTEMS, INC.

Moderator: Andrew Kramer

April 30th, 2015

8:30 a.m. EST

Operator:	This is Conference ID #: 19479493

Ladies and gentlemen, thank you for standing by, and welcome to NetScout’s Fourth Quarter Results Conference Call.

At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session. Instructions will be given to you at that time. As a reminder, this conference call is being recorded.

Andrew Kramer, Vice President of Investor Relations, and his colleagues at NetScout are on the line with us today. I would now like to turn the call over to Andrew Kramer.

Andrew Kramer:	Thank you very much, (Derrick), and good morning, everyone. Welcome to NetScout’s fiscal 2015 fourth quarter and fiscal year-end 2015 conference call for the period ended March 31, 2015.

NETSCOUT SYSTEMS, INC.

Moderator: Andrew Kramer

04-29-15/8:30 a m. ET

Confirmation # 19479493

Joining me on this morning’s call are Anil Singhal, NetScout’s Co-Founder, President and CEO, Michael Szabados, NetScout’s Chief Operating Officer, and Jean Bua, NetScout’s Senior Vice President and Chief Financial Officer.

We have included a slide presentation of key financial data that accompanies the financial section of our prepared remarks. For those listeners who have dialed into the call this morning and would like to view this presentation, you can find it by going to our website at www.netscout.com/investors and then clicking on today’s webcast. You can advance the slides in the webcast viewer to follow along with our commentary. We will try to remember to call out the slide number we are on when — we are referencing in our remarks.

In terms of our agenda for today’s call, Anil Singhal will first provide an update on our previously announced plans to acquire Danaher’s Communications business, and then he’ll share his perspective on our performance and the key drivers behind it. Our COO Michael Szabados will provide perspective on Engage, our annual user forum, and other timely marketing activity. CFO Jean Bua will then provide additional insight into the financial performance as well as review our guidance.

Before we begin with our prepared remarks, I would like to direct your attention to slide number three. NetScout’s Registration Statement on Form S-4, Preliminary Proxy Statement on Schedule 14A and other documents concerning the proposed acquisition have been filed with the Securities and Exchange Commission. Investors are urged to read the S-4 Registration Statement and Proxy Statement, along with other relevant documents filed with the SEC when they become available because they will contain important information. Security holders may obtain a free copy of the Registration and Proxy Statement when it is available, and other documents filed by NetScout with the SEC at the SEC’s website at www.sec.gov. The Registration Statement and Proxy Statement, along with other documents, may also be obtained for free by contacting me directly by telephone at 978-614-4000, by email at ir@netscout.com, or by mail at Investor Relations, NetScout Systems, 310 Littleton Road, Westford, MA 01886.

NETSCOUT SYSTEMS, INC.

Moderator: Andrew Kramer

04-29-15/8:30 a m. ET

Confirmation # 19479493

This communication is not a solicitation of a proxy from any security holder of NetScout. However, NetScout, Danaher and certain of their representative — respective, rather — directors and executive officers may be deemed to be participants in the solicitation of proxies from NetScout’s stockholders in connection with the proposed transaction. Information about NetScout’s directors and executive officers and their beneficial ownership of NetScout’s common stock may be found in its preliminary proxy statement filed with the SEC on April 6th, 2015. This document can be obtained free of charge from the SEC’s website at www.sec.gov or on our own website at www.NetScout.com. Again, you can also contact me directly.

Let’s move on to slide number four. I would like to remind everybody listening that forward-looking statements in this presentation are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this presentation, which are not strictly historical statements, constitute forward-looking statements which involve risks and uncertainties. These include without limitation, our financial guidance and the anticipated timing, terms or benefits of the proposed transaction involving NetScout’s acquisition of the communications business lines of Danaher Corporation. Actual results could differ materially from the forward-looking statements.

Risks and uncertainties which could cause actual results to differ include, without limitation, risks and uncertainties associated with the timing and completion of the acquisition and many other risk factors outlined in today’s press release, NetScout’s Registration Statement on Form S-4 on file with the Securities and Exchange Commission, and NetScout’s Annual Report on Form 10-K for the fiscal year ended March 31, 2014, and NetScout’s Quarterly Reports on Form 10-Q for the quarters ended June 30, 2014, September 30, 2014 and December 31, 2014, all of which are on file with the Securities and Exchange Commission and available on our website.

NETSCOUT SYSTEMS, INC.

Moderator: Andrew Kramer

04-29-15/8:30 a m. ET

Confirmation # 19479493

NetScout assumes no obligation to update any forward-looking information contained in this press release or with respect to the announcements described herein.

Finally, I’d like to remind you all that while the slide presentation includes both GAAP and non-GAAP results, unless otherwise stated, financial information discussed on today’s conference call will be on a non-GAAP basis only. Non-GAAP items are described and reconciled to GAAP results in today’s press release, and they are included at the end of the slide presentation that is made available online on our website.

I would also like to note that growth rate discussions are based on a year- over-year basis unless otherwise noted. As detailed in our press release today, NetScout reported an exceptional Q4 EPS performance, which reflects the scalability of our operating model, particularly as we near the end of our most recent five-year investment cycle. At the same time, we are looking ahead to the new fiscal year and advancing our acquisition of Danaher’s Communications Business to a successful conclusion. We’ll plan to share some perspective into each of these areas.

And with that said, I’ll now turn the call over to Anil and then my other colleagues to expand on these and other points. Anil, please go ahead.

Anil Singhal:	Thank you, Andy. This is a very exciting time at NetScout. We once again delivered a strong financial performance in fiscal year 2015. And as you may be aware, we passed one of the major milestones toward completing our acquisition of Danaher’s Communications Business when we announced last week that the Department of Justice has unconditionally cleared the transaction.

While I plan to spend some time talking about our overall performance and key trends in fiscal year 2015, I would like to first focus on our future as we start our new fiscal year 2016. More specifically, I would like to discuss our continued belief in the strength of the combined company and our plans to successfully complete this transformative transaction.

NETSCOUT SYSTEMS, INC.

Moderator: Andrew Kramer

04-29-15/8:30 a m. ET

Confirmation # 19479493

We believe the future for NetScout is very bright, and we are pleased with the progress we have made to advance NetScout’s strategy. We are focused on providing customers with best in-class service and user experience service assurance solutions that maximize their returns while minimizing their risks as they implement newer and increasingly complex technology infrastructures.

We believe that our plans to acquire Danaher’s Communications business will help us accelerate our strategy execution by further strengthening our product portfolio and market reach to better capitalize on a range of attractive growth opportunities worldwide, made possible by the confluence of IP convergence.

I would like to provide a brief update on our progress on this front. We announced last week that we received clearance from the Department of Justice to proceed with the acquisition without conditions. We are very pleased to have achieved this important milestone. We have scheduled a special meeting of stockholders on June 25th for stockholders of record as of May 1st, to approve the issuance of 62.5 million shares in connection with the acquisition. We have received positive feedback from our shareholders over the past several months as we disclosed more information through our filings and met with them to further explain the merits of this transaction.

We will remain proactive in this regard going forward with our current shareholders. We also plan to meet with Danaher’s stockholders and those institutions likely to be interested in NetScout following the transaction’s completion.

Our customers are also very supportive of this transaction as they share our belief that the combined company will be even better positioned to innovate and support their near and long term needs. We are confident that this is the right strategic move at the right time for NetScout.

We believe this transaction will create tremendous value, far in excess than what either company could achieve on its own, based on benefits that include doubling our total addressable market (inaudible) with a broad portfolio of

NETSCOUT SYSTEMS, INC.

Moderator: Andrew Kramer

04-29-15/8:30 a m. ET

Confirmation # 19479493

best-in-class traffic service assurance and security solutions, our TAM will double to over $8 billion. Second, accelerating our strategy - by joining forces, we will gain faster entry into complementary, higher growth markets such as cyber security and business intelligence analytics with proven, market-leading offerings.

Next, stronger go-to-market capabilities - a broader product portfolio and geographic footprint will enable us to reach a global and more diverse base of service provider and enterprise customers. And finally, a more compelling financial profile - we view this transaction as accretive to non-GAAP EPS in the very first year of — first full year of combined operation. As we move past year one, we expect to realize additional operating synergies through greater scale. We believe that our expanded market reach and cost efficiencies will enable us to achieve solid 10 percent-plus compound annual revenue growth rate on a much larger revenue base of over $1.2 billion, with steadily improving operating profit margins in excess of 30 percent within the first five years of combined operations.

On a related note, in reporting their first-quarter results last week, Danaher’s management reiterated their view that the Communications Business will return to growth in 2015. Having passed the antitrust clearance hurdle and with the stockholder vote now in sight, we will be providing guidance for only the first quarter since it’s increasingly likely that this will be the last quarter of results prior to the transaction’s closing.

Our guidance for the first quarter is relatively wide, which is primarily a reflection of the potential for some of our service provider customers to pause on spending more significantly with us until after the acquisition closes as well as the macroeconomic headwinds related to foreign exchange that some of our international customers are experiencing.

While we haven’t offered a formal forecast for the fiscal year 2016 at this time, we believe that the transition will strengthen NetScout’s ability to continue growing at or near recent annual growth rates. Assuming the transaction is completed in early July, we’ll plan to update our guidance for the combined company when we report first-quarter 2016 results. Jean will discuss this in greater detail in a few moments.

NETSCOUT SYSTEMS, INC.

Moderator: Andrew Kramer

04-29-15/8:30 a m. ET

Confirmation # 19479493

Moving on to quarterly business review - at this point, I’d like to highlight some of the key developments and drivers behind the Company’s financial performance for fiscal year 2015. Overall, we made tangible progress in building our business as we innovated, successfully expanded our customer relationships worldwide, and delivered our third consecutive quarter of annual non-GAAP revenue growth in the low teens with even faster non-GAAP EPS growth.

We reported full year revenue of $453.7 million, an increase of 14 percent from the prior year. This was within the original guidance range that we provided at the start of the year, but it was marginally lower than the more recent guidance range of 450 to — 455 to $460 million that we provided at the beginning of the last quarter. We believe that revenue for this quarter was impacted by lowered budgets in the EMEA and Latin America regions, due to the continued strength of the U.S. dollar, which has become even more pronounced during the past six months. This is a unique development that we did not anticipate at the beginning of the quarter when we upgraded our guidance.

This dynamic is clearly evident in our performance in Europe, where we finished the year with revenue growth of just 1 percent after being up 9 percent through the first nine months.

On the EPS front, however, we reported an EPS of $2.03, an increase of 33 percent from the prior year. Our fourth-quarter revenue performance was highlighted by strong demand from our service provider customers. As Jean will detail later, we exceeded our target of 20 percent revenue growth from service providers, thanks to a strong fourth quarter. We maintained solid traction with our largest service provider customers as they use our solutions to optimize the performance of their IP-based networks and gain more insight into the user experience across those networks.

NETSCOUT SYSTEMS, INC.

Moderator: Andrew Kramer

04-29-15/8:30 a m. ET

Confirmation # 19479493

In particular, some of the largest service providers in North America and abroad are using our nGeniusONE platform as their primary service assurance solution to build out their LTE network coverage and to roll out next-generation services such as voice over these LTE networks. Beyond service provider, our nGeniusONE platform remains a strong growth driver. For example, nGeniusONE was an important contributor to our solid year-over-year growth with our government customers.

In the enterprise, we saw some softness in our financial services sectors as we saw many of our banking customers prioritize spending on regulatory compliance, cyber and other risk-related initiatives while continuing to remain very focused on cost control. Nevertheless, we remain confident that our value proposition for large enterprises remains unique in its ability to deliver advanced network performance management, superior packet analysis and unprecedented service triage capabilities from a unified, integrated platform.

Adoption of nGeniusONE has progressed with virtually all of our largest enterprise customers having completed their initial upgrades to nGeniusONE. Related to this, we experienced exceptionally strong renewal rates for maintenance and support services throughout the — through the fourth quarter, which is evident in our deferred revenue. We were pleased to reach another nGeniusONE milestone last quarter when we released our newest version of this platform, completing a nearly two-year migration of key features and functionality from its predecessor platforms.

The feedback from our customers at our annual Engage user forum earlier this month on this release was extremely positive. As a result of all of these dynamics, we believe we are poised to generate stronger revenue traction with our enterprise customers over the coming quarters.

As you may know, Engage is an important event for both our service providers and enterprise customers, and each year. we share our development roadmap with them. Looking ahead, our plans for product innovation in fiscal year 2016 include bringing 100-gig capacity offerings to the market, delivering integrated support for virtualized environments, and developing a

NETSCOUT SYSTEMS, INC.

Moderator: Andrew Kramer

04-29-15/8:30 a m. ET

Confirmation # 19479493

new nGeniusONE module that will further automate key aspects of the service triage process for both service providers and enterprises. This represents an important time-saver for customers by allowing them to identify and resolve application and user experience issues more efficiently while creating both capital and operational savings.

We also previewed our new branding campaign at this same event, which was also received well by our customers. Michael will discuss more on the excitement generated at our annual user forum Engage as well as our rebranding campaign.

I would like to conclude by extending my thanks to the entire NetScout team for efforts in making fiscal year 2015 another successful year. But, we are not dwelling on our achievements. Rather, we are looking ahead. There is tremendous enthusiasm at NetScout to capitalize on the opportunities we see.

We believe our company is at the epicenter of many profound technology trends, and our ability to help solve these complex challenges for our customers will be further strengthened by the addition of the Danaher teams. Assuming our acquisition closes in July, we’ll plan to host an Analyst Day event in early August where we’ll offer additional insight into the company’s — combined company’s strategy, value proposition, growth opportunities and financial profile.

With that, I will now turn the call over to Michael.

Michael Szabados:	Thank you, Anil. We continue to see our customers across our service provider, enterprise and government verticals drive significant return on their technology investments using NetScout’s solutions. Nowhere is this more evident than our annual Engage user forum.

Our most recent Engage event was held earlier this month in National Harbor, Maryland, and it was the most successful one that we’ve staged to date. The show attracted nearly 500 attendees who represented approximately 250 customer and partner organizations. Overall attendance was up 30 percent

NETSCOUT SYSTEMS, INC.

Moderator: Andrew Kramer

04-29-15/8:30 a m. ET

Confirmation # 19479493

compared to last year, with strong representation across our three major verticals. Customer feedback from the show was resoundingly enthusiastic and reflected broad adoption of the next generation workflows and solutions enabled by the nGeniusONE and ASI next generation technology platform we launched a little over a year ago.

This, in turn, has opened the door for more innovation, greater efficiency, and increased value delivered to the business.

One of the highlights from Engage was a keynote from a senior leader at a leading multi billion dollar provider of IT consulting and outsourcing services. Our solutions are critical to delivering robust, high-performance, scalable and resilient network and data center services to this customer at the same time as we assist in reducing operating expenses and capital investments. By providing this customer with a single pane of glass that offers visibility into and across dozens of their data centers dispersed around the world, we are helping them reduce their mean time to information, preventing or quickly resolving problems if they arise.

We are well positioned to expand our position with this vendor and others like it as the trends toward mobility, cloud computing, security, and big data accelerate.

Engage is valuable to our customers because it helps them be more proficient, and therefore more impactful to their business. At this event, our teams deliver technical presentations and our user community presents their own real-life case studies. This year, there were close to 50 customer-led sessions describing how NetScout’s nGeniusONE and ASI technology enable them to tackle complex challenges in innovative ways.

For example, we had senior technologists from leading telecom and cable providers in the U.S., Canada and Europe who delved deeper into LTE trends, call quality issues and monitoring in virtualized environments. In the enterprise, one customer, a healthcare solutions provider, led a session on monitoring services in a software defined network architecture while another

NETSCOUT SYSTEMS, INC.

Moderator: Andrew Kramer

04-29-15/8:30 a m. ET

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customer, a major credit card issuer, spoke about how they are using nGeniusONE to transition their network operations center from playing defense to playing offense in assuring their critical services.

As Anil also mentioned, we previewed our new branding platform to our customers at Engage. Our branding program positions NetScout as a provider of differentiated service assurance solutions that empower our customers to serve as Guardians of the Connected World. This is our new tagline or slogan. We believe that our new branding, which is being unveiled publicly starting this week at InterOp and on our new website shortly, will be instrumental in elevating our message about the noise of competitive — of a competitive and highly fragmented marketplace.

The acquisition of Danaher’s Communications Business is a decisive step in accelerating our penetration into a larger TAM, and the new brand will serve to expand our value proposition in support of this target market expansion. In addition, the brand and increased investment in marketing will also help unite our expanded employee, customer, and partner populations as we advance a wide range of integration activities after the close of the transaction.

NetScout has continued to leverage its position as an innovator and market leader. Recent coverage in publications like CIO and Networking-Plus along with a cover story featuring Anil for CIO Review is helping increase awareness of our capabilities along with participation at major industry conferences. Last quarter, we showcased our capabilities at Mobile World Congress, the largest and most influential event for the mobile industry with over 93,000 attendees from 20 countries. This was an excellent forum for us to meet with senior-level professionals at many of our major tier-one and tier-two service provider customers and prospects.

As I mentioned earlier, our teams have spent the past several days at Interop, the leading independent technology conference for the world’s IT community, and we’ll look to leverage our participation later this quarter at the annual Cisco Live event in June.

NETSCOUT SYSTEMS, INC.

Moderator: Andrew Kramer

04-29-15/8:30 a m. ET

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This concludes my remarks. I’ll turn it over to Jean for the financial review.

Jean Bua:	Thank you, Michael, and good morning, everyone. This morning, I will plan to review key fiscal year 2015 metrics for both the fourth quarter and full year, and then I will discuss our guidance for the upcoming fiscal year. As mentioned at the outset, we will be referencing non-GAAP metrics when appropriate and comparing all figures against the comparable prior year period unless otherwise noted.

To begin our financial discussion, we will be starting with slide number eight of our presentation, which is accompanying our call and is posted on our website.

For our fourth fiscal quarter, total revenue was $119.4 million, which is an increase of 6 percent from the same quarter in fiscal year 2014. Our product revenue was $74.1 million, which is a 5 percent increase over the same quarter in fiscal year 2014.

As Anil mentioned, we experienced delays in purchasing with some of our international customers as they were impacted by the strengthening of the U.S. dollar against the Euro and certain Latin America currencies. Some of these orders have already been received in the first weeks of fiscal year ’16 while others remain under negotiation.

Service revenue was $45.3 million, which is an 8 percent increase. Additionally, for the fourth quarter, we reported non-GAAP earnings per diluted share of 67 cents, which is a 40 percent increase from the same quarter in the prior year. As we have driven innovation and benefited from the strategic investments we have made including nGeniusONE, unified communications, and packet flow switches, our scalable operating model has supported a strong earnings per share performance. We believe that this performance will be repeated over the next five-year period following our acquisition of the Danaher Communications Business.

NETSCOUT SYSTEMS, INC.

Moderator: Andrew Kramer

04-29-15/8:30 a m. ET

Confirmation # 19479493

Turning to slide nine, we again achieved our quarterly results while delivering exceptionally strong margins that far exceeded our long-term targets. Focusing on the non-GAAP metrics on the lower half of the slide, our gross profit was $97.3 million, representing an 81.5 percent gross margin. This compares against $89.3 million and a gross margin of 79.4 percent.

Income from operations was $42.7 million, and our operating margin for the quarter was 35.8 percent versus $31.4 million and an operating margin of 27.9 percent one year ago. The fourth quarter’s operating margin was favorably impacted by the timing and phasing of our go-to-market activities. Even excluding this benefit, the operating margin for the fourth quarter still exceeded our operating margin target of 30 percent.

We have produced excellent margins and returns on the investments we made at the outset of our most recent five-year strategic plan.

Net income was $27.9 million, or 67 cents per diluted share, which grew 40 percent from last year. The net income margin was 23.4 percent, which is up from 18 percent one year ago.

Slide 10 shows our performance for the full fiscal year. In terms of our non-GAAP metrics, total revenue during this period was $453.7 million, which is an increase of 14 percent over revenue of $397.2 million. Product revenue for fiscal year 2015 was $272.9 million, which represents an increase of 16 percent. Service revenue was $180.8 million dollars, which is an 11 percent increase.

While service revenue growth largely reflects our consistently loyal customer base, it picked up this year by a few percentage points due to an increase in revenue associated with our on-site engineering support capabilities.

We reported fiscal year 2015 EPS of $2.03, a 33 percent increase. This is the third consecutive year of posting top-line growth in the lower mid-teens with EPS expansion well above that.

NETSCOUT SYSTEMS, INC.

Moderator: Andrew Kramer

04-29-15/8:30 a m. ET

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Slide 11 highlights the margin expansion that NetScout delivered for the full year, primarily resulting from the combination of strong annual revenue growth, prudent investment and a scalable infrastructure. Focusing again on the non-GAAP metrics on the lower half of the slide, our gross profit was $364.3 million, representing an 80.3 percent gross margin. This compares against $317.0 million and a gross margin of 79.8 percent.

Income from operations was $133.7 million, and our operating margin for the quarter was 29.5 percent versus $101 million and an operating margin of 25.4 percent one year ago. This performance is above our long-term operating model target and was achieved a year earlier than our five-year plan anticipated.

NetScout demonstrated notable strong operating leverage while continuing to direct investment to support its people, products and programs.

Net income was $84.3 million, or $2.03 per diluted share, which grew 31 percent from last year. The net income margin was 18.6 percent compared with 16.2 percent one year ago.

Slide 12 provides detail on our annual product revenue composition in fiscal year 2015. As a reminder, the timing and magnitude of various projects by our customers can skew quarterly comparisons. That’s why we have consistently focused our commentary on the trends on a year-to date basis.

The components of our $272.9 million of Product Revenue in fiscal year 2015 were as follows - general enterprise product revenue was 115.2 million, or 42 percent of total product revenue, service providers product revenue was 124.9 million, or 46 percent of total product revenue, and government product revenue was 32.8 million, or 12 percent of total product revenue.

Slide 13 illustrates our product revenue growth rates for fiscal year 2015 by vertical. Consistent with our earlier comments, our service provider product revenue growth of 27 percent exceeded our goal of 20 percent entering the year, thanks in large part to a very strong fourth quarter. This was

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Moderator: Andrew Kramer

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complemented by strong product revenue growth of 30 percent in the government sector. For the past few years, we have been concentrating our efforts with our federal customers to transition them from a troubleshooting environment to proactive service assurance. However, budget sequestration, budget constraints and consolidation programs have impacted sales over these past few years.

This year’s growth reflects revenue traction from nGeniusONE and our service assurance solutions by domestic federal agencies. Many of the agencies that we work with are now rolling out nGeniusOne for worldwide visibility to provide information to their senior leadership, to manage application performance and to ensure a high-quality user experience.

Our growth in the general enterprise sector was 4 percent. Within our general enterprise vertical, the following sectors were standouts in fiscal year 2015 - healthcare, utilities and energy, and manufacturing.

As we have discussed in the past, our growth in financial services reflected larger domestic institutions investing in individual, discrete projects such as mobile banking and unified communications, while our international customers in this vertical continued to restructure their operations and focus on financial policy.

During the fourth quarter, we saw many of our banking customers continue to prioritize spending on regulatory compliance, cyber and other risk-related initiatives, while continuing to remain very focused on cost control.

Slide 14 shows our total revenue composition for fiscal year 2015. The composition of our $453.7 million of total revenue for fiscal year 2015 was as follows. Our general enterprise customer represented $209.6 million, or 46 percent of total revenue. Service providers generated $182.9 million, or 40 percent of total revenue. And government customers produced $61.2 million or 13 percent of total revenue.

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Moderator: Andrew Kramer

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Turning to slide five, this depicts our total revenue growth by sector in fiscal year 2015. Reflecting my earlier comments on product revenue, our total revenue for the general enterprise sector finished up five percent on a year-over-year basis, while service providers closed the year up by 25 percent overall. Total revenue in government grew by 21 percent for the year.

Turning now to slide 16, for a review of our revenue by geographic region in fiscal year 2015. For the full year, the revenue mix was 77 percent domestic and 23 percent international, which is generally consistent with historical trends. However, we did experience a slight shift toward North America, reflecting our growth with North American service providers, combined with the foreign currency challenges in Europe.

More specifically, we saw some of our customers in Europe and Latin America delay their purchasing in the face of macroeconomic head winds associated with the U.S. dollar strengthening against their domestic currency. Within our international revenue, Europe represented 10 percent of revenue with six percent for Asia and seven percent for the rest of the world.

Slide 17 details our balance sheet highlights and free cash flow. We continue to maintain strong liquidity. At the end of the fourth quarter, we had invested cash, short-term marketable securities, and long-term marketable securities of $264.9 million. Combined with a current (revolver) capacity, our total liquidity is now in excess of $500 million.

Our fiscal year 2015 free cash flow was $94 million. This reflects $106.9 million in cash from operations, less $13 million in capital expenditures and the purchase of intangible assets.

While our free cash flow generation was strong in Q4, our performance for the year was down slightly against fiscal year 2014. The decrease is attributable to a higher accounts receivable balance this year-end, as compared to the prior year-end as a result of the higher renewal rates that (Anneal) referenced earlier.

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Moderator: Andrew Kramer

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Further on this topic, accounts receivable net of allowances was $82.2 million, up about 35 percent from $60.5 million at the end of fiscal year 2014. Day sales outstanding was 61 days for the quarter, which is on par with the DSOs last quarter, although it is higher than the 47 days that we reported in the fourth quarter last year. Renewal orders received toward the end of the quarter increased on a year-over-year basis by more than 40 percent, which contributed to the increase in this year’s DSO level.

Inventories were $12.1 million. This is down by a half-million dollars since the end of fiscal year 2014.

Our total deferred revenue was $150.4 million, which is up more than 12 percent against our prior year-end balance of $133.9 million. As (Anneal) mentioned, we have continued to experience strong renewal rates on our service and support agreements.

Related to our share repurchase programs, we repurchased a total of 500,000 shares in the fourth quarter at an average price of $40.03 per share, totaling $20 million for the year. I’m sorry — for the year, we repurchased a total of 1 million shares in fiscal 2015 at an average price of $40.92 per share, totaling $40.9 million. These repurchases were made under our existing $100 million repurchase program, which still has approximately $69 million remaining on it.

Let’s turn to our guidance for fiscal year 2016 on slide 18. As we previously announced, we now have unconditional clearance from the DOJ and we are advancing to the shareholder vote with a special meeting scheduled for June 25th. In anticipation of our shareholders approving the proposal to issue shares and all other conditions being satisfied, we believe that the transaction

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Moderator: Andrew Kramer

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will be completed in July. As a result, we have elected to provide specific revenue and earnings-per-share guidance for NetScout as a stand-alone business for the first quarter only.

While we won’t offer specific targets for the full year at this time, we believe that the successful completion of the transaction will only strengthen our value proposition to our customers and the combined business’s customers. This makes us comfortable that NetScout’s revenue contribution in the combined company will be comparable to the levels noted in the fiscal year ‘16 projections of our registration statement.

Our revenue guidance for the first quarter of fiscal year 2016 ranges from $95 million to $110 million. The $15 million range reflects two potential occurrences. First, some of our international customers may remain sensitive to the impact of foreign exchange rates. And second, some of our larger service provider customers may delay larger purchases, given the technology possibilities of the combined company.

Our earnings-per-share guidance ranges from 25 cents to 38 cents per share, reflecting the wider revenue range. The top end of the range would reflect a six percent increase over the first quarter of last year. We expect the non-GAAP tax rate to be 37.5 to 38 percent for the first quarter.

We continue to reach out to existing and prospective shareholders through both calls and meetings. Before concluding our prepared remarks, I’d like to share the investor conferences in which we are currently planning to participate over the next two months.

We will participate in (RBC’s) mobile and cloud networking investor day on June 7th in Boston. We will be presenting at the 6th annual (B. Reilly) and Company investor conference in Los Angeles on May 13th. We will present at J.P. Morgan’s (TMT) conference in Boston on May 18th. On May 27th, we

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Moderator: Andrew Kramer

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will participate in (D.A. Davidson’s) technology forum in New York City. The following week, on June 2nd, we will be in New York City again for the (Stevens) spring investment conference, and we will wrap up our conference participation for the quarter at an (RBC) event on June 10th in Boston.

We will also be augmenting these conferences with a proxy solicitation activity we believe will result in shareholder approval of the proposals associated with our transaction. Just as important, we will be spending time with (Danaher’s) major institutional holders and firms that are likely to have an interest in the new NetScout. As (Anneal) mentioned, assuming we are successful closing the transaction in July, we are currently contemplating hosting an event for (sell-side) analysts and investors in early August.

That concludes our prepared remarks this morning. Thank you for joining us, and we would look forward to taking your questions.

Male:	Operator, if you can begin the Q&A process, please. Thank you.

Operator:	Yes, sir. At this time, if you’d like to ask a question, please press star then one on your telephone keypad. Your first question comes from the line of (Mark Kelleher) with (B.A. Davidson).

Male:	Great. Thanks for taking the question.

Just on the operating leverage, that’s pretty impressive for the quarter. Was there — I think you mentioned the staging of product launches or something in there. Just — just what’s sustainable? How much of that is sustainable as we go into Q1? And how much was kind of end-of-year effects?

Female:	So, the operating margin was affected by, as we said in our comments, some just delays in our go-to-market activities. Right now, if you looked at what

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we would likely be spending at $454 million, you know, even a $5 million increase in that would only be about one percent. So the majority of the delays were less than one percent on the operating margin, and the operating margin that we reported, up 29.5 percent for the year, really reflects the scalability of our business.

Going forward, we have some activities in Q1 that are already planned for sales and marketing. And then as we have mentioned, we will look at the combined business and figure out what marketing levels and what sales activities and programs make sense in the combined entity to further excite and interest customers and potential customers in the new NetScout.

Male:	OK, and just a followup to that comment about new products coming out. You mentioned there might be a pause. You mentioned the consideration in your guidance that there might be a pause of your service (rider) customers as they anticipate these new offerings. Is that something you’ve gotten feedback from? Or is that just something you’re thinking might happen?

Male:	Well, first of all, there were two separate events you’re talking about. The new product is a new release of the nGeniousONE product and (the essay) that we announced last week and started shipping.

And so, that has nothing to do with the pause. I think what Jean was talking about is we have some common customers, and they are waiting for some integration (grade) road map between the — in the service-rider customer base before they might make the decision. So this is very common in these kind of acquisitions.

So we’re not sure whether that’s going to happen. Nobody has shared this information directly with us. But it’s possible that some of it may push into the future quarters.

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Male:	OK. Great.

Female:	I know I’ve talked to many of our customers. And they’re very excited about the possibilities of getting the combined product. The strength that Danaher brings to bear, technology, mostly in the control (plain), and the strength that NetScout brings to the customers in the user and data (plain).

So our customers, our large, scalable, service-provider customers will get the benefit of both combinations going forward. And they’re probably looking at how best to integrate that into their network build, which just gives a note to mention that for our Q1 revenue guidance.

Male:	OK. Great. Thanks.

Operator:	Your next question comes from the line of (Scott Bealer) with (Neeham).

(Scott Bealer):	Hi, good morning. Thank you.

And just building on (Mark’s) question, previously, is there or has there been commentary on when you plan to offer a combined single product set? I thought I remember hearing that they may be sold separately for some time going forward. Could you just clarify what the time frame may be to actually combine the product sets?

Male:	So I think we — it’s like — it’s not a combined product, it’s basically how they work, the products work together. This will be about six to nine months from the day of the closing where we’ll start seeing some of the things, there’ll be some integration with (Techtronics), some with (Arbor), and many other things we are discussing, some of which we don’t have liberty to actually talk to the other side or to discuss at this time.

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But people are not necessarily waiting for the combined product. They want to know what the vision looks like. So they’re not going to wait for too long to wait for the combined product. They just want to know what the next (court) vision is, and that’s just (inaudible) right now, because we don’t know whether we just want to be a (inaudible) because these kind of interruptions happen when we acquired (MetroGeneral), for example, in the past.

And so, that’s why. But it’s a short-lived, we think. And we — and so people are not necessarily waiting for the combined product. They are waiting for the combined vision and what we’re going to do with the combined assets. Some of them are tech customers; some of them are network customers.

(Scott Bealer):	And, Jean and Anil, could you please comment on growth expectations for the combined entity, understanding that you’re not offering guidance, but could you please comment on the recent proxy materials and your mention today of 10 percent long-term (KAGER) top line, and what we see in the proxies, just to maybe set product expectations for near term versus long term?

Anil Singhal:	So I think we — in the proxy maybe this is — it may be slightly different, it may be off by one or two points. But overall, we have talked about in the proxy, starting with the $1.2 billion bid, and today we mentioned that we are comfortable in the 10 percent range. But we’ll be, beyond that, starting after the first full year.

So we’ll be sharing more details as we move along, Scott, when we do the analyst day and when we announce our earnings in July. At that time, we can be much more clear about exactly how to answer your question.

(Scott Bealer):	Thank you very much.

Jean Bua:	Just as a refresh, in the projections that we put in in the proxy, on a five-year projection basis, we anticipate compounded annual revenue growth of 10 percent in the combined entities. And, as the note said, that will be on a $1.2 billion-plus base.

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So by the time we complete the end of our five-year strategy period, we should be close to, if not, a $2 billion revenue company.

With that said, as you know, we have a lot of scale and we run a very prudent investment policies and conservative capital — I’m sorry, conservative cost structure. To that end, we will continue to generate operating margins through leverage, and we will increase earnings per share growth over that time period.

The model right now calls for our operating target to be in the 26 percent to greater than 30 percent range. And if you look at our last five-year history, we achieved our internal operating target of 27 percent a full year earlier than we had done — than we had anticipated.

And then we’ve also in the proxy reflected on some tax strategies that we may be able to implement that would also further help the earnings per share growth and the cash flow.

(Scott Bealer):	Thank you.

Operator:	Your next question comes from the line of (Eric Martinazy), with the (MakeStreet Capital).

(Eric Martinazy):	I’d like to ask about the FX impact, both for the quarter and the (guide). I know in the past you’ve talked about you’re selling in a dollar denominated product. But was there a material impact in Q1 — I mean, just on the — I know there was delays due to, but just the FX impact in Q4 and then as well on the Q1 guide.

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Male:	I think as Jean mentioned, and maybe Jean has additional comments of this. It was a very marginal impact and more prominent in the last quarter. And especially after we gave it a (inaudible) guidance. And so, that put us slightly below the midpoint of the revised guidance.

So we don’t — I don’t think it was a measure of our international business is not as big as some of the other companies who are seeing a bigger impact.

So we had a very small impact, (Eric).

Jean, anything else you would like to say?

Jean Bua:	Sure. You know, just for context, (Eric), when you look at the fourth quarter, calendar year, and the first quarter, calendar year, fiscal — of F.Y. — I’m sorry, of 2015, you know, the three currencies that mainly impacted our customers were the euro, the peso and the real in Brazil.

You know, the euro dropped at least 15 percent, and 10 percent of that drop in the last quarter, in our last fiscal quarter. The real dropped about 24 percent, and a little less than 20 percent of that happened in the last quarter.

So the FX affect that we’re talking about is what we had seen is these customers that operate in Europe or in Brazil have been facing these economic squeezes in their own capital structure and have decided to delay purchasing.

We saw a little bit of it in Q3, but in Q4 we really were impacted much more by it. By my calculations, if you’d looked at where the international percentage came out and where it could normally be, at around 25 percent, it would probably be an impact just of an estimate of anywhere between $5 million to $15 million in our topline.

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And so, again, we do sell in U.S. dollars, 99 percent of it. So it is the fact that our customers experience this.

We also have operations in foreign currencies, and we had about a million dollar hit to our operating cost, reflecting the strengthening of the U.S. dollar also.

(Eric Martinazy):	OK. And than, if I could, one more. You did have strength in North America. Obviously, you’ve got a great footprint there and there’s budget there unimpacted by FX. Was this attributable more to a geographic roll-out by your existing customers, or is this new product going into existing geos?

Male:	Yes, it’s mostly existing customers with a capacity upgrade. So traffic rates are increasing dramatically every year. And then they needed to buy existing capacity of the existing deployment. There were some new deployments related to (Wyco RMT). So it’s a combination of those two.

(Eric Martinazy):	OK. Thank you.

Operator:	Your next question comes from the line of (Kevin Lew) with (B.Riley & Company).

(Kevin Lew):	Hi, good morning. I just wanted to ask about kind of your service provider expectations for the year. I know you guys aren’t giving specific guidance right now, but just at a high level, given the strength you saw in the fourth quarter and the conversations you might be having with customers now. And I’m curious as to whether you would have expected, you know, NetScout on a stand-alone basis to kind of continue that strong growth trajectory and what service provider over the course of fiscal ‘15?

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Anil Singhal:	Yeah. We had talked about it (Kevin) in the past — in the stand-alone basis, as well as the contribution of NetScout and the combined company that (Gene) talked about. We continue to believe that contribution would be in the 20 percent or higher rate as it has been for the last couple of years.

(Kevin Lew):	Great. And so really kind of going back to Q4, it looked like enterprise’s area that came in a little bit softer. I think you guys mentioned most of that was related to kind of foreign customers. But did you see any softness within North America and what’s your expectation for kind of overall enterprise growth over the coming year?

Anil Singhal:	Yeah, the softness in enterprise was related to financial customers and they’re spending even in the U.S. and it was not directly related to foreign exchange issues that Jean was talking about. That was mainly impacted with large service provider customers.

So the softness in the enterprise was more related to slower traction than we anticipated of nGeniusONE. And I just wanted to — and to mention that, in order for us to really sell nGeniusONE, step one is for people to upgrade to the new nGeniusONE software and then buy additional capacity and additional deployment. So that first part is — it’s mostly done now and that’s why we are feeling much better about next year in the enterprise.

(Kevin Lew):	Got it. Thank you.

Anil Singhal:	Yeah.

Male:	Next question, operator?

Operator:	Your next question comes frome the line of Chad Bennett with Craig Hallum.

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Chad Bennett:	Good morning. Thanks for taking my questions. So I’m just trying to dig in a little bit into what I think you’re trying to convey on the operating leverage side. You know, you’re clearly — I mean, you did phenomenal this quarter. And you know, for the year, it was, you know, above expectations.

And you talk about being ahead of your five-year target there. So should we think about operating margin, kind of a base case, looking out, you know, this year, excluding any benefit from Danaher, you know, of like — should 30 percent be kind of the base case going forward? And then, you know, when we layer on the Danaher business, obviously, you believe there’s some, you know, operating leverage of a scale there and overlap and so forth.

So I’m just trying to read what you’re trying to convey on the operating leverage side. It seems, you know, very bullish and it seems like we’re kind of an another level here. Any comments there?

Jean Bua:	Sure, Craig. I mean — I’m sorry, sure, Chad. So we did 29-1/2 percent this year. And as we had mentioned in previous quarters, we had transitioned our marketing efforts and our marketing staff in the summertime of last year. And they were ramping and getting new — and we also decided that we wanted to look at our marketing efforts and our activities and decide upon a campaign that truly captured the essence of NetScout and what its customers are doing for the interconnected world.

And as such, some of our marketing efforts were on (spend) — were delayed. You know, we’re very excited about the marketing campaign going forward. And we think probably in a combined basis, as well as stand-alone basis, we would invest a little more heavily in marketing and some of the associated programs and activities that the sales force do also.

You know, with that said, at 450 — roughly, $450 million of revenue, we could invest anywhere from, you know, five to say $10 million more and still

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have operating leverage at the 27, 28 percent. So I guess, as we go forward and we delve more into the details that we have with the combined entity, we’ll be able to give you a better viewpoint of the operating margin of the companies going forward.

Chad Bennett:	OK. But it’s fair to say, in which I think is fairly transparent in the proxy, that the combined transaction that you expect material operating leverage, post the — you know, post the first year?

Jean Bua:	Yes, we do. We have always focused on operating leverage and earnings per share growth. And we will continue that perspective as we go forward and after the Danaher transaction.

Chad Bennett:	OK. And then, second question, probably for Anil. Anil, despite the kind of enterprise weakness in the quarter, can you talk about the traction you’re seeing with nGeniusONE and kind of the penetration into the APM side of the market, if you will?

Anil Singhal:	Yeah. So penetration is defined as maybe that — two or three aspects of that. I think the biggest one was, as we shared with the — all of you more than a year ago, the way we are bringing up nGeniusONE and the (inaudible) technology to market is a free upgrade to existing customers who are on our support contract.

It’s sort of unlike what you see in the APM or rest of the industry. And that has the benefit of increasing renewal rate as Jean) talked about. We continue to have very high renewal rates and revenue, shown partly by (inaudible) revenue and customer loyalty and attendance at user forums.

But it does have the threat of delaying some of the spending on additional capacity. So we feel that we are almost done with all — practically all customers now upgraded to nGeniusONE. And now we expect that we’ll see

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traction on they’re buying additional products, deploying our products in more places, as they are getting — they already have — are getting a great experience from nGeniusONE on where it is deployed today.

Chad Bennett:	OK. All right. Thanks.

Jean Bua:	Hi, Chad. And just to add on, when you look at nGeniusONE and traction and you look at some of the growth rates, as we had talked about in our comments, government is also going to nGeniusONE. When you combine the growth in enterprise and government together, it is close to the 10 percent that we’ve been hoping that nGeniusONE would drive.

The other enterprises that we had taked about some of the other sectors under the other — under the enterprise category grew in double digits, as a result of nGeniusONe traction. And the only area that they are still in deployment phase and moving over is the financials. And as we had talked about, they have been very focused on government and regulation and compliance in that area, as well as cybersecurity.

So in that spending environment, hopefully, with our acquisition, we’ll be able to see longterm traction in cybersecurity within the financials and enterprises going forward and also the financials as they move towards data consolidation, similar to what the government did. We’ll see the value of nGeniusONE and be able to use that to provide visibility and information to senior leadership and manage applications and also measure user experience.

Chad Bennett:	OK. Got it. I appreciate the color. Thanks.

Jean Bua:	Thank you.

Male:	Operator, I think we have time for one more question.

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Operator:	Yes, sir. Your next question comes from the line of (Jonathan Haber) with (Stephens).

(Jonathan Haber):	Yeah, good morning.

Male:	Good morning.

(Jonathan Haber):	It was discussed in the most recent proxy filing. The initial projections from both Danaher and NetScout for Tektronix has proven to be too high. And I’m wondering — and you know, if you can just talk about the weakness in the Tektronix business in more detail.

I believe that last week Danaher management, when they reported the March quarter, commented that that business should accelerate — re-accelerate its growth in Fiscal ‘15. But maybe you can help us understand what has to happen for that business to grow again? And what gives you the confidence that will happen?

Anil Singhal:	Well, one thing is that we have a combination of the income (inaudible) of Tektronix accounts — Tektronix in major accounts. And some integration where ideas we have with nGeniusONE and (wherein) the next (inaudible) yield in both the service provider enterprise customer, is is that combination is what’s going to make a difference? And that’s why we feel bullish about the prospects of the combined company, despite some recent challenges they have had in the Tektronix business which was also reported.

But the book-to-bill ratio has been quite good. Things have been turning around. And we have — we are feeling quite good about better traction for even the stand-alone tech business, our Danher communcations business in this calendar year 2015 And so far, there are none — we — we have not seen

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any big surprises from the time when we decided to do this deal almost a year ago when we started talking to them. And so, I — we feel comfortable. It’s not one thing, but a combination of things.

Male:	Like I said, NetScout strategy in (ASI) technology, techtronics, install base and access to large accounts. And additional features in the area of RAN monitoring and business analytics is what is providing us this confidence that we’ll do — we’ll continue to do better in moving forward.

(Jonathan):	OK, so...

(Jean):	Hi, John. This...

(Jonathan):	... obviously, the longer-term synergies are on product. Integration is positive. But I think you’re saying that you — you see the business getting better even without that happening. Because I don’t think that product integration happens in 2015. It’s probably 2016, (Fred).

(Fred):	Yeah.

(Jonathan):	OK.

(Fred):	That’s right.

(Jean):	Yeah, hi, Jonathan. This is (Jean). You know, Danaher — Danaher strategically was moving it to other areas. So this piece of their business was not as strategic to them. With our strategy and our vision, we — we know we can turn that around. And their slight decrease in revenue in the — their latest projections — their latest registration statement versus the projection really is just a reflection of an order to one of their largest service providers that ships a little later in the quarter, and they delayed recog — revenue recognition on it.

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(Jonathan):	OK. And they also disclosed that the operating profit margin for that — for those assets in the March quarter declined simultaneously with the revenue decline. So you would expect those margins to get better as that business begins to grow at a more healthy rate.

(Jean):	Yeah, that — and that — that revenue recognition delay that we talked about was — had a very large operating profit margin on it.

(Jonathan):	Right.

(Jean):	So that also impacted their operating profit. So it was just really a delay in the timing of revenue recognition on some of their project — from our projections to what they actually filed for their year-end statement.

(Jonathan):	OK. And the last question I have is just, you — you’ve talked about 5 percent cost synergies coming out of cost of goods. But, you know, what about op-ex synergies? It seems like, you know, there would be operational efficiencies across, you know, your go-to-market strategy in G&A. Is that — is that an opportunity, as well?

(Jean):	It is an opportunity. And a little bit of those — of the $45 million to $55 million in operating synergies will come from, you know, the overhead cost structure.

As we had talked about before, you know, it’s a very good time for these businesses to come together. There’s very little product overlap and very little customer overlap. You know, with that said, we will look at our go-to-market activities related to service provider, and determine, you know, what we want to do going forward.

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These are also operating companies. They don’t come with any low-hanging fruit, like corporate overhead, where you — where there are redundant functions that you can just cut. So we look at it as the investment that we’re making in F.Y. ‘16 in people and in infrastructure will probably carry us a long way through the next five-year period. So we see that the investments are going to be made more up-front. And we won’t need to add to them in the — you know, in the second, third, fourth or fifth year to any material degree.

(Jonathan):	Right. OK. Good. Thank you.

Male:	Great.

Well, I think that concludes our call for today, Operator. I’d like to thank everybody for — for joining this morning. We know it’s a busy morning for everyone.

We look forward to connecting with you throughout the next couple of months at various conferences, through calls, through meetings. And certainly, we’ll keep you apprised of our performance when we announce Q1 in July.

So thank you all very much.

Operator:	Thank you for your participation in today’s conference call. You may now disconnect.

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